

June 23, 2015

Via E-Mail
Mr. John A. Hayes
Chairman, President, and Chief Executive Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, CO 80021-2510.

>   **Re: Ball Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 6, 2015**
>   **Annual Report on Form 10-K for the fiscal year**
>   **ended December 31, 2014**
>   **Filed February 20, 2015**
>   **Quarterly Report on Form 10-Q for the quarter**
>   **ended March 31, 2015**
>   **Filed May 8, 2015**
>   **File No. 1-7349**

Dear Mr. Hayes:

    We have completed our review of your filings. We remind you that our
comments or changes to disclosure in response to our comments do not foreclose the
Commission from taking any action with respect to the company or the filings and the
company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States. We
urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings to be certain that the filings include the information that the Securities
Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jay Ingram

                        Jay Ingram
                        Legal Branch Chief

cc: Via E-Mail
       Shilpi Gupta, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP